Exhibit 99.1

NexGen Closes US$110 Million Financing with CEF Holdings and Appoints Warren Gilman to Board of Directors

VANCOUVER, July 21, 2017 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX:NXE, NYSE MKT:NXE) is pleased to announce that it has closed its previously announced US$110 million financing with CEF Holdings Limited ("CEF") and affiliates of its shareholders, comprising US$50 million of common shares of NexGen (the "Placement Shares") and US$60 million aggregate principal amount of unsecured convertible debentures (the "New Debentures").  The Company is also pleased to announce the appointment of Mr. Warren Gilman, Chairman and CEO of CEF, to the Company's Board of Directors (the "Board").

Pursuant to the financing, the Company issued 24,146,424 Placement Shares at a price of C$2.70 (US$2.07 at an exchange rate of 1.3060) per Placement Share.

The New Debentures carry a 7.5% coupon (the "Interest") over a 5-year term and are convertible at the holder's option into common shares of the Company (the "Common Shares") at a conversion price (the "Conversion Price") of US$2.69 per Common Share. Two-thirds of the Interest (equal to 5% per annum) is payable in cash. One-third of the Interest (equal to 2.5% per annum) is payable in Common Shares issuable at a price equal to the 20-day volume weighted average trading price of the Common Shares on the exchange on which the Common Shares are trading that has the greatest trading volume ending three trading days prior to the date such Interest payment is due.  The Company is entitled, on or after July 21, 2020, at any time that the 20-day volume weighted average trading price of the Common Shares on the Toronto Stock Exchange exceeds 130% of the Conversion Price, to redeem the New Debentures at par plus accrued interest.

Including the proceeds from the financing, NexGen now has cash reserves of approximately C$200 million. Proceeds from the financing will be used to fund the continuing exploration and development of the Company's SW2 properties (which includes the Rook 1 project) and for general corporate purposes.

Board Appointment

The Company and CEF have agreed that, for so long as CEF (through its investing entities) hold at least 15% of the Common Shares (on a partially-diluted basis), CEF has the right to nominate one director to the Board.  CEF's initial such nominee is Mr. Warren Gilman, Chairman and CEO of CEF, who has been appointed to the Board effective today, July 21, 2017.

"The entire management team and Board are pleased to welcome Warren to NexGen. Warren is a fine addition bringing decades of experience and success in the mining sector with top tier resource projects." commented NexGen's Chief Executive Officer, Leigh Curyer.

Warren Gilman Biography

Warren Gilman was appointed Chairman and CEO of CEF Holdings in 2011. Prior to that he was Vice Chairman of CIBC World Markets. He was previously Managing Director and Head of Asia Pacific Region for CIBC for 10 years where he was responsible for all of CIBC's activities across Asia. Mr Gilman is a mining engineer who co-founded CIBC's Global Mining Group in 1988. During his 26 years with CIBC he ran the mining team in Canada, Australia and Asia and worked in the Toronto, Sydney, Perth, Shanghai and Hong Kong offices of CIBC. He has acted as advisor to the largest mining companies in the world including BHP, Rio Tinto, Anglo American, Noranda, Falconbridge, Meridian Gold, China Minmetals, Jinchuan and Zijin and has been responsible for some of the largest equity capital markets financings in Canadian mining history.

Warren is a regular contributor to mining industry forums and discussions. In addition to bi-weekly commentary on commodity and mining issues for the CNBC Asia Network, he has annually co-chaired Diggers and Dealers in Kalgoorlie and the China Nickel Conference in Shanghai. He has presented annually to the Asia Mining Congress in Singapore and Mines and Money Hong Kong as well as various CIM events in Canada.

Warren obtained his B.Sc. in Mining Engineering at Queen's University and his MBA from the Ivey Business School at Western University. He is Chairman of the International Advisory Board of Western University and a member of the Dean's Advisory board of Laurentian University.

This news release shall not constitute an offer to sell or a solicitation of any offer to buy any securities, nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities referenced herein have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and such securities may not be offered or sold within the United States absent registration under the U.S. Securities Act or an applicable exemption from the registration requirements thereunder.

Advisors

TD Securities Inc. acted as financial advisor and lead placement agent to NexGen. CIBC World Markets Inc. acted as financial advisor to CEF.

About CEF Holdings Limited

CEF is owned 50% by CK Hutchison Holdings Ltd. and 50% by the Canadian Imperial Bank of Commerce ("CIBC"). CK Hutchison Holdings is the publicly-listed flagship company of the CK Hutchison Group of companies, the Hong Kong based multi-national conglomerate with the combined market cap of the Group in excess of US$100 billion. CIBC is a leading North American financial institution with operations around the world. CEF is an investor in significant resource assets on a global basis.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014 and Bow Discovery in March 2015 and the Harpoon discovery in August 2016. The Arrow deposit's updated mineral resource estimate with an effective date of December 20, 2016 was released in March 2017, and comprised 179.5 M lbs U3O8 contained in 1.18 M tonnes grading 6.88% U3O8 in the indicated mineral resource category and an additional 122.1 M lbs U3O8 contained in 4.25 M tonnes grading 1.30% U3O8 in the inferred mineral resource category.

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators, and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols. For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource set forth herein please refer to the technical report entitled "Technical Report on the Rook 1 Property, Saskatchewan, Canada" dated effective March 31, 2017 (the "Rook 1 Technical Report") prepared by Mark B. Mathisen and David A. Ross, each of whom is a "qualified person" under NI 43-101. The Rook I Technical Report is available on NexGen's issuer profile on SEDAR at www.sedar.com.

Estimates of mineralization and other technical information included or referenced in this news release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and  normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the use of proceeds from the financing described in this news release, and the receipt of the final approval of the Toronto Stock Exchange for the financing. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, the use of proceeds from the financing, the satisfaction of each party's obligations in accordance with the terms of the definitive agreements for the financing; failure to receive any required final regulatory approvals (including stock exchange) or other approvals, and other factors discussed or referred to in the Company's Annual Information Form dated March 31, 2017 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

SOURCE NexGen Energy Ltd.

View original content: http://www.newswire.ca/en/releases/archive/July2017/21/c8303.html

%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nxe-energy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@ nxe-energy.ca, www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 16:24e 21-JUL-17